Burns Philp

03 OCT 31 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
[redacted]

03037031

82-1504

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 October 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**41 pages (including cover sheet)**

82-1565

SUPPL

First Quarter Results

Please find enclosed copy of announcement released to the Australian Stock Exchange today in relation to First Quarter Results.

Quarterly Financial Information

Please also find enclosed Quarterly Financial Information for Burns Philp & Company Limited and its controlled entities for the quarter ended September 30, 2003 which is being provided to Noteholders and Trustees under the terms of Indentures dated 21 June 2002, 20 February 2003 and 16 June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

30 October 2003

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

FIRST QUARTER RESULTS

Please find enclosed First Quarter Results for the period ended 30 September 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

COMMENTARY ON RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

Burns, Philp & Company Limited is an Australian based food company involved in the production and distribution of food ingredients and consumer branded food products. The Directors are pleased to present their comments on the results for the first quarter.

Three months ended	Sept 30, 2003 A$ million	Sept 30, 2002 A$ million
Revenue	865.5	305.4
EBITDA before individually significant items	135.8	75.8
Individually significant items		
Goodman Fielder restructuring costs	(6.3)	-
Unrealized foreign currency gain	18.0	-
Gain on sale of Terminals and South Yarra property	-	40.0
EBITDA	147.5	115.8
Depreciation	(29.2)	(14.1)
Amortization of intangibles	(24.6)	(2.0)
Amortization of prepaid slotting	(5.2)	(8.2)
EBIT	88.5	91.5
Net interest	(74.9)	(28.8)
Income tax	(9.0)	(5.1)
Outside equity interests	(1.0)	(0.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	3.6	56.8

Overview

The Group's performance for the quarter is in line with expectations. EBITDA before individually significant items of $135 million approximated our budget. It should be noted, however, that the result for this quarter should not be extrapolated for the full year as these three months are our seasonal low.

Yeast and Bakery Ingredients

The performance of our yeast businesses in the four regions around the world reflected our expectations. As previously discussed, the North American yeast business has experienced pricing pressure resulting in a lower level of profitability being budgeted for this year. The business was marginally below plan for the quarter.

The South American operations traded according to plan and, as anticipated, the earnings improvement in this region has largely compensated for the reduced earnings in North America. With the closure of the Petropolis yeast plant in Brazil, the integration of the Fleischmann South America business is now substantially complete. The anticipated benefits of this acquisition, both in a strategic and economic sense, are being realised.

Earnings increased in European operations, primarily as a result of improved market conditions in Turkey. The operations throughout the Asia Pacific region also traded to plan. A decision was made during the period to commit to building a new yeast plant in Xinjiang, China, as our existing four plants will reach capacity during the course of the next financial year. The plant will come on line in 2006.

Herbs and Spices

Earnings from Tone's, our North American herb and spice business, were below plan as a result of timing differences (where certain key customers have bought for Thanksgiving in October this year rather than September last year) and reduced margins in certain key accounts in return for term commitments. We expect the timing differences to rectify themselves and we will be better placed to assess the full year performance following the current quarter's trading as this represents the seasonal high for the business.

Goodman Fielder

The businesses purchased as a result of the acquisition of Goodman Fielder performed to plan during the quarter. We implemented a number of structural changes with respect to the management of the consumer foods group during the period and continued with the many initiatives aimed at improving the performance of the businesses, both from an economic and market perspective. We are satisfied with the continuing progress at Goodman Fielder and intend to comment more fully on this following the end of the calendar year when the current set of initiatives are fully complete.

Group Financial

The relative appreciation of the Australian dollar versus the foreign currencies in which the Group generates much of its earnings affected the result on translation. This reduced EBITDA by $8.8 million compared to the prior year, in particular the earnings of our US businesses were negatively affected when translated into Australian dollars. In addition we recorded an unrealised foreign currency exchange rate gain of $18 million due to the fact that a portion of the Group's US dollar denominated borrowings are not hedged with the US dollar assets.

Group revenue, together with depreciation and amortisation of intangible assets, increased in the period as a result of the acquisition of Goodman Fielder. Similarly, interest expense increased due to the higher level of indebtedness incurred to finance the acquisition.

The Group's net debt at the end of the quarter of A$2,812.7 million was consistent with that at the end of June ($2,812.1 million).

During the quarter we received approximately $50 million from the proceeds of options exercised. All the Group's outstanding options have now been exercised or have expired. Also during the period we completed the compulsory acquisition of all the options in Goodman Fielder that remained outstanding at June 2003.

Summary

The Directors are satisfied with the Group's performance in the quarter, being in line with their expectations. Good progress continues to be achieved at Goodman Fielder and budgets were met for the Group's yeast and bakery ingredients businesses.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

30 October 2003

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Quarterly Financial Information being Provided to Noteholders

Please find enclosed Quarterly Financial Information for Burns, Philp & Company Limited and its controlled entities for the quarter ended September 30, 2003 which is being provided to noteholders and trustees under the Indentures dated 21 June 2003, 20 February 2003 and 16 June 2003 for the 9¾% Senior Subordinated Notes due 2012, the 10¾% Senior Subordinated Notes due 2011 and 9½% Senior Notes due 2010.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

Introduction

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002, the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003, and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains quarterly financial information for Burns, Philp & Company Limited and its controlled entities for the quarter ended September 30, 2003.

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 "Interim Financial Reporting", other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. It is recommended that this interim financial report be read in conjunction with the June 30, 2003 Annual Financial Report of Burns, Philp & Company Limited and any public announcements by Burns, Philp & Company Limited and its controlled entities during the quarter in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001, and the Australia Stock Exchange Listing Rules.

The Annual Financial Report is available on our website "www.burnsphilp.com".

This interim financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The Company obtained control of Goodman Fielder Pty Limited and its controlled entities (Goodman Fielder) on March 19, 2003 and the Fleishmann's Latin American yeast and industrial bakery ingredients business on October 31, 2002. The interim consolidated statement of financial performance and statement of cash flow includes the result of Goodman Fielder and the Fleishmann's Latin American business for the three months to September 30, 2003. The comparative consolidated statement of financial performance and statement of cash flow information does not include the results of Goodman Fielder or the Fleishmann's Latin American business.

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

For the quarter ended September 30,

	Note	2003	2002
		(A$ million except for earnings per share amounts)	
Revenue from sale of goods	1(f)	865.5	298.4
Cost of goods sold		(544.3)	(167.3)
Gross profit		321.2	131.1
Revenue from rendering of services		-	7.0
Other revenues from ordinary activities		4.7	6.3
Share of net profits of associates accounted for using the equity method		3.0	2.7
Selling, marketing and distribution expenses	1(f)	(167.9)	(60.5)
General and administrative expenses		(84.2)	(35.1)
Net interest expense:			
Borrowing costs		(76.7)	(34.4)
Interest revenue		1.8	5.6
Individually significant items:			
Unrealized foreign currency gain	1(b)(i)	18.0	-
Provision for restructuring	1(b)(ii)	(6.3)	-
Gain on sale of Australasian Terminals Division	1(b)(iii)		
Sale proceeds		-	76.2
Carrying amount of net assets disposed of		-	(42.8)
Gain on sale of South Yarra property	1(b)(iv)		
Sale proceeds		-	9.2
Carrying amount of property		-	(2.6)
Profit from ordinary activities before related income tax expense		13.6	62.7
Income tax expense relating to ordinary activities	4	(9.0)	(5.1)
Profit from ordinary activities after related income tax expense		4.6	57.6
Profit attributable to outside equity interests		(1.0)	(0.8)
Net profit attributable to Burns, Philp & Company Limited shareholders		3.6	56.8
Non-owner transaction changes in equity			
Net exchange difference relating to self-sustaining foreign operations		(3.0)	(4.6)
Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	12	0.6	52.2
Earnings per share — basic (cents)			
Continuing operations	15	-	1.7
Discontinued operations	15	-	4.8
		-	6.5
Earnings per share — diluted (cents)			
Continuing operations	15	0.1	0.7
Discontinued operations	15	-	1.6
		0.1	2.3

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	September 30, 2003	June 30, 2003
		(A$ million, except for per share amounts)	
Current assets			
Cash assets		98.1	180.5
Receivables		395.6	385.0
Inventories	5	312.8	314.5
Prepaid slotting allowances		10.2	10.2
Other assets		23.6	43.3
Total current assets		840.3	933.5
Non-current assets			
Receivables		8.3	8.4
Investments accounted for using the equity method		55.6	53.6
Other financial assets		4.9	4.7
Property, plant and equipment	6	1,101.4	1,114.9
Intangible assets	7	2,245.8	2,265.3
Deferred tax assets		73.9	78.2
Prepaid slotting allowances		20.4	20.3
Deferred borrowing costs		111.8	113.9
Other assets		10.8	11.3
Total non-current assets		3,632.9	3,670.6
Total assets		4,473.2	4,604.1
Current liabilities			
Payables		430.8	499.7
Interest bearing liabilities	8	122.2	178.8
Current tax liabilities		31.0	29.0
Provisions	9	168.7	195.5
Total current liabilities		752.7	903.0
Non-current liabilities			
Payables		6.2	6.2
Interest bearing liabilities	8	2,788.6	2,813.8
Deferred tax liabilities		20.9	22.4
Provisions	9	99.7	100.4
Total non-current liabilities		2,915.4	2,942.8
Total liabilities		3,668.1	3,845.8
Net assets		805.1	758.3
Equity			
Contributed equity	10	1,114.1	1,063.9
Reserves		(237.4)	(234.4)
Accumulated losses	11	(97.6)	(96.7)
Equity attributable to Burns, Philp & Company Limited shareholders		779.1	732.8
Outside equity interests		26.0	25.5
Total equity	12	805.1	758.3
Net tangible asset backing/(deficit) per ordinary share (cents)		(83.7)	(99.2)
Net asset backing per ordinary share (cents)		26.8	28.0

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the quarter ended September 30,

	Note	2003	2002
		(A$ million)	
Cash flows from operating activities			
Cash receipts in the course of operations		893.6	304.0
Cash payments in the course of operations			
Payments to suppliers and employees		(812.9)	(274.6)
Prepaid slotting allowances paid		(5.8)	(1.2)
Dividends received from associates		0.9	0.6
Interest received		3.1	5.6
Borrowing costs paid		(70.1)	(8.0)
Income taxes (paid)/refunded		(5.1)	0.2
Business restructuring costs		(22.2)	-
Net cash provided by/(used in) operating activities		(18.5)	26.6
Cash flows from investing activities			
Payment for property, plant and equipment		(23.6)	(14.7)
Payment for business acquisition costs		(22.1)	(1.9)
Proceeds from disposal of property, plant and equipment		1.4	14.9
Proceeds from disposal of businesses		-	75.5
Other		(0.5)	0.3
Net cash provided/(used in) by investing activities	14(a)	(44.8)	74.1
Cash flows from financing activities			
Proceeds from issue of ordinary shares on exercise of options		50.2	—
Redemption of Debt Bonds		-	(181.1)
Repayment of senior borrowings		(61.0)	(9.3)
Refinancing costs paid		(1.7)	—
Debt issue costs paid		(5.1)	(4.2)
Dividends paid – converting preference shares	3	(4.5)	(8.9)
Dividends paid – outside equity interests		(0.7)	(0.1)
Net cash used in financing activities	14(a)	(22.8)	(203.6)
Net (decrease) in cash held		(86.1)	(102.9)
Cash at beginning of quarter		178.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of the quarter and cash transactions during the quarter)		0.8	33.9
Cash at end of quarter	14(b)	92.7	853.7

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been adopted in the preparation of these interim financial statements, are:

(a) Basis of preparation

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 "Interim Financial Reporting," other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. It is recommended that this interim financial report be read in conjunction with the June 30, 2003 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the quarter in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed in this note, are consistent with those applied in the June 30, 2003 audited consolidated financial statements.

The unaudited interim consolidated financial report does not include full note disclosures of the type normally included in an annual financial report. These unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2003 audited consolidated financial statements.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the quarter. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b) Individually significant items

(i) Significant borrowing arrangements have been entered into to fund the acquisition of Goodman Fielder. These borrowings have been drawn down mainly in U.S. dollars and are not fully hedged. In accordance with accounting policy note 1(d), an unrealized foreign currency gain of A$18.0 million has been included in the unaudited interim consolidated statement of financial performance.

(ii) Since June 30, 2003, additional restructuring programs have been implemented at Goodman Fielder. Redundancy and other costs from these restructuring programs amounting to A$6.3 million have been expensed during the current quarter.

(iii) On August 7, 2002, the Company announced that it had entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP. The sale of the Division was completed on September 18, 2002 resulting in an A$33.4 million gain for the quarter ended September 30, 2002.

(iv) Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold, resulting in a A$6.6 million gain for the quarter ended September 30, 2002.

(c) Principles of consolidation

The unaudited interim consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (subsidiaries).

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 1. Statement of Significant Accounting Policies (cont.)

(d) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

(e) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realization of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realization is virtually certain.

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity had not notified the Australian Taxation Office of the implementation date for the tax consolidation, the consolidated entity has applied UIG 39 "Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances." There was no impact on the Group's future income tax benefits as of September 30, 2003.

(f) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Following the acquisition of Goodman Fielder, we have reassessed the allowances which has been deduct from gross sales revenue. As a consequence of this, certain allowances which were previously recognized in marketing, selling and distribution expenses during the quarter ended September 30 2002 have been reclassified and deducted from sales revenue. There is no impact on net profit from this reclassification.

Comparative financial information has been reclassified which has resulted in a reduction in consolidated sales revenue of A$19.1 million for the quarter ended September 30, 2002. The impact on sales revenue as previously reported by business segment is set out below:

September 30, 2002 (A$ million)	Yeast North America	Herbs & Spices
Sales revenue previously reported	82.4	106.8
Effect of reclassification	(2.1)	(17.0)
Adjusted sales revenue	80.3	89.8

(g) Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining purchase price is then allocated to goodwill.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

(h) Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit not exceeding 20 years. In addition, the carrying value of goodwill is reviewed regularly by the Directors.

Other intangible assets

Other intangible assets (trademarks, tradenames, brandnames and technological assets) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In addition, the carrying value of other intangible assets is reviewed regularly by the Directors.

(i) Workers' compensation

Goodman Fielder Pty Limited, a wholly owned subsidiary of the Group, is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Provisions have been made in respect of all Goodman Fielder employees in New South Wales and Victoria for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers' compensation for all remaining employees is insured commercially.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 2. Segment Reporting

Business and geographic segments

Following the acquisition of Goodman Fielder in March 2003, the Group now operates in four main business segments with additional insignificant activity segmented in Other. During the prior year, the Terminals and Vinegar businesses, previously separately reported as business segments, were sold. Business segment information in respect of these two businesses has been included in Other in respect of the quarter ended September 30, 2002. The Group's business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organized the enterprise around these products and services and geographic areas.

Business segment	*Geographic segment*	*Products and services*
Yeast/Bakery	North America Latin America Europe Asia Pacific	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients Also includes fats and oils, flour, processed chicken, margarine, ice cream and snack foods *
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads
Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour
Other	Asia Pacific North America	Bulk liquid storage** Industrial vinegar**
Corporate / T&D	North America Europe Asia Pacific	Administration, technology and development

* Mainly represented by Goodman Fielder's businesses in the South Pacific and Asia.
** The Australasian Terminals (bulk liquid storage) and the North American Industrial Vinegar businesses were sold during the prior year. Refer notes 1(b)(iii) and 16 for further details.

Major customers

During the three months ended September 30, 2003, two of the Group's customers, which operate in the Australian retail grocery industry, represented approximately 23% of the Group's consolidated sales revenue.

No single customer represented 10% or more of the Group's consolidated sales revenue in the three months ended September 30, 2002.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 2. Segment Reporting (cont.)

Primary reporting by business segment (cont.)

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder		Other	Corporate/ T&D	Consolidated Total
	North America	Latin America	Europe	Asia Pacific	Total		Australia	New Zealand			
Quarter ended September 30, 2003											
Revenue											
External segment revenue from sale of goods and rendering of services*	60.3	63.1	40.8	100.0	264.2	64.9	393.6	141.9	0.9	-	865.5
Proceeds from sales of businesses and property											1.8
Interest revenue											1.8
Unrealized foreign currency gain											18.0
Other unallocated revenue											2.9
Total revenue from ordinary activities											890.0
Result											
Segment result	10.1	9.3	6.8	9.2	35.4	6.3	18.7	14.1	0.1	10.9	85.5
Share of net profits of associates	-	0.6	1.4	0.9	2.9	-	0.1	-	-	-	3.0
EBIT	10.1	9.9	8.2	10.1	38.3	6.3	18.8	14.1	0.1	10.9	88.5
Net interest expense											(74.9)
Profit from ordinary activities before income tax											13.6
Income tax expense											(9.0)
Profit from ordinary activities after income tax											4.6
Outside equity interests											(1.0)
Net profit											3.6
Included in the segment result above were:											
Non-cash expense items											
- Depreciation and amortization (excluding prepaid slotting allowances)	(3.8)	(4.5)	(3.0)	(5.8)	(17.1)	(1.5)	(23.8)	(10.9)	-	(0.5)	(53.8)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(5.2)	-	-	-	-	(5.2)
- Net expense from movements in provisions	(1.5)	(0.6)	(0.7)	(0.5)	(3.3)	(0.9)	(2.4)	(0.7)	-	(0.2)	(7.5)
Individually significant items											
- Unrealized foreign currency gain	-	-	-	-	-	-	-	-	-	18.0	18.0
- Restructuring of new businesses	-	-	-	-	-	-	(6.3)	-	-	-	(6.3)
Assets as of September 30, 2003											
Segment assets	302.9	330.4	208.3	491.2	1,332.8	184.7	1,847.3	773.8	3.1	153.7	4,295.4
Equity accounted investments	-	9.5	21.4	20.0	50.9	-	4.7	-	-	-	55.6
Unallocated assets											122.2
Consolidated total assets	302.9	339.9	229.7	511.2	1,383.7	184.7	1,852.0	773.8	3.1	153.7	4,473.2
Liabilities as of September 30, 2003											
Segment liabilities	34.8	27.3	39.7	51.9	153.7	34.2	251.3	63.1	0.3	208.1	710.7
Unallocated liabilities											2,957.4
Consolidated total liabilities	34.8	27.3	39.7	51.9	153.7	34.2	251.3	63.1	0.3	208.1	3,668.1
Acquisitions of non-current assets during the quarter	0.8	2.6	1.5	3.9	8.8	0.7	11.1	3.0	-	-	23.6

* There were no significant inter-segment sales.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 2. Segment Reporting (cont.)

Primary reporting by business segment

	Yeast/Bakery					Herbs & Spices**	Goodman Fielder		Other	Corporate/ T&D	Consolidated Total
A$ million	North America**	Latin America	Europe	Asia Pacific	Total		Australia	New Zealand			
Quarter ended September 30, 2002											
Revenue											
External segment revenue from sale of goods and rendering of services*	80.3	29.8	39.5	35.5	185.1	89.8	-	-	30.5	-	305.4
Proceeds from sales of businesses and property											85.4
Interest revenue											5.6
Other unallocated revenue											6.3
Total revenue from ordinary activities											402.7
Result											
Segment result	17.1	5.2	5.3	12.3	39.9	14.2	-	-	5.5	29.2	88.8
Share of net profits of associates	-	0.5	1.1	1.1	2.7	-	-	-	-	-	2.7
EBIT	17.1	5.7	6.4	13.4	42.6	14.2	-	-	5.5	29.2	91.5
Net interest expense											(28.8)
Profit from ordinary activities before income tax											62.7
Income tax expense											(5.1)
Profit from ordinary activities after income tax											57.6
Outside equity interests											(0.8)
Net profit											56.8
Included in the segment result above were:											
Non-cash expense items											
- Depreciation and amortization (excluding prepaid slotting allowances)	(4.4)	(1.5)	(3.4)	(2.3)	(11.6)	(1.7)	-	-	(2.7)	(0.1)	(16.1)
- Amortization of prepaid slotting allowances	-	-	-	-	-	(8.2)	-	-	-	-	(8.2)
- Net expense from movements in provisions	-	(0.1)	(0.3)	-	(0.4)	(0.7)	-	-	(0.5)	(1.8)	(3.4)
Individually significant items											
- Gain on sale of Terminals Division	-	-	-	-	-	-	-	-	-	33.4	33.4
- Gain on sale of South Yarra property	-	-	-	6.6	6.6	-	-	-	-	-	6.6
Acquisitions of non-current assets during the quarter	2.7	2.8	1.0	3.5	10.0	2.0	-	-	2.7	-	14.7

* There were no significant inter-segment sales.
** Refer to note 1(f) for details regarding a reclassification of revenues.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 2. Segment Reporting (cont.)

Secondary reporting by geographical segments

A$ million	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Quarter ended September 30, 2003					
Revenue					
External segment revenue from sale of goods and rendering of services*	125.2	63.1	40.8	636.4	865.5
Proceeds from sale of businesses and property					1.8
Interest revenue					1.8
Unrealized foreign currency gain					18.0
Other unallocated revenue					2.9
Total revenue from ordinary activities					890.0
Result					
Segment result	13.8	9.3	6.6	55.8	85.5
Share of net profits of associates	-	0.6	1.4	1.0	3.0
EBIT	13.8	9.9	8.0	56.8	88.5
Assets as of September 30, 2003					
Segment assets	517.7	330.4	213.2	3,234.1	4,295.4
Equity accounted investments	-	9.5	21.4	24.7	55.6
Unallocated assets					122.2
Consolidated total assets	517.7	339.9	234.6	3,258.8	4,473.2
Acquisitions of non-current assets during the quarter	1.5	2.6	1.5	18.0	23.6

A$ million	North America**	Latin America	Europe	Asia Pacific	Consolidated Total
Quarter ended September 30, 2002					
Revenue					
External segment revenue from sale of goods and rendering of services*	193.1	29.8	39.5	43.0	305.4
Proceeds from sale of businesses and property					85.4
Interest revenue					5.6
Other unallocated revenue					6.3
Total revenue from ordinary activities					402.7
Result					
Segment result	36.6	5.2	5.1	41.9	88.8
Share of net profits of associates	-	0.5	1.1	1.1	2.7
EBIT	36.6	5.7	6.2	43.0	91.5
Acquisitions of non-current assets during the quarter	5.1	2.8	1.0	5.8	14.7

* There were no significant inter-segment sales.
** Refer to note 1(f) for details regarding a reclassification of revenues.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 3. Dividends

Ordinary Shares

No interim dividend is to be paid on the ordinary shares (prior corresponding quarter nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current quarter were as follows:

September 30, 2003:	0.5671 cents per CP Share (unfranked)	$4.5 million

Interim dividends paid on the CP Shares in the prior corresponding quarter were as follows:

July 1, 2002:	0.55480 cents per CP Share (unfranked)	$4.4 million *
September 30, 2002:	0.56100 cents per CP Share (unfranked)	$4.5 million

* Provided as of June 30, 2002

Interim Dividends on all securities

	Quarter ended September 30, 2003	2002
	(A$ million)	
Ordinary shares	-	-
CP Shares		
Provided as of June 30, 2002 and paid July 1, 2002	-	4.4
Declared and paid during the quarter	4.5	4.5
Total	4.5	8.9

Dividend payment dates with respect to the CP Shares for the period to June 30, 2004 will be December 31, 2003, March 31, 2004 and June 30, 2004.

Franking credits available

As of September 30, 2003 there was no balance available for franking.

	Quarter ended September 30, 2003	2002
	(A$ million)	
Note 4. Income Tax		
Income tax expense relating to ordinary activities		
Profit from ordinary activities before related income tax expense	13.6	62.7
Prima facie income tax expense calculated at 30% on profit from ordinary activities	(4.1)	(18.8)
(Increase)/decrease in income tax expense due to:		
Gain on sale of Terminals Division not taxable	-	10.0
Recoupment of tax losses and timing differences not previously recognized	3.6	10.6
Tax losses and timing differences not recognized	(1.6)	(5.5)
Amortization of intangibles not deductible for tax	(7.4)	(0.6)
Share of net profits of associates	0.9	0.8
Differences in overseas tax rates	(0.7)	(2.7)
Other permanent adjustments	0.3	1.1
Income tax expense relating to ordinary activities	(9.0)	(5.1)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

	September 30, 2003	June 30, 2003
	(A$million)	
Note 5. Inventories		
Current		
Raw materials (a)	130.9	148.3
Provision against raw materials	(2.0)	(2.4)
Work in progress (a)	23.9	23.1
Provision against work in progress	-	(0.1)
Finished goods (a)	161.2	147.0
Provision against finished goods	(1.2)	(1.4)
Total inventories	312.8	314.5

(a) At cost

Note 6. Property, Plant and Equipment

	September 30, 2003	June 30, 2003
Plant and equipment		
Cost	991.6	1,014.8
Accumulated depreciation	(320.7)	(334.7)
	670.9	680.1
Freehold properties		
Cost	416.6	414.9
Accumulated depreciation	(25.3)	(18.4)
	391.3	396.5
Leasehold properties		
Cost	24.8	24.0
Accumulated amortization	(1.4)	(1.5)
	23.4	22.5
Leasehold improvements		
Cost	21.4	21.1
Accumulated amortization	(5.6)	(5.3)
	15.8	15.8
Total property, plant and equipment	1,101.4	1,114.9

Note 7. Intangible Assets

	September 30, 2003	June 30, 2003
Identifiable intangible assets		
Cost	964.1	969.3
Accumulated amortization	(51.1)	(45.4)
Total identifiable intangible assets	913.0	923.9
Purchased goodwill		
Cost	1,387.4	1,374.1
Accumulated amortization	(54.6)	(32.7)
Total purchased goodwill	1,332.8	1,341.4
Total intangible assets	2,245.8	2,265.3

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

	September 30, 2003	June 30, 2003
	(A$ million)	
Note 8. Interest Bearing Liabilities		
Current		
Secured		
Senior indebtedness		
Term loan facilities (b)	94.0	154.0
Bank overdrafts	5.4	1.1
Other indebtedness	12.1	10.4
Unsecured		
Bank overdrafts	-	1.4
Other indebtedness	10.7	11.9
Total current interest bearing liabilities	122.2	178.8
Non current		
Secured		
Senior indebtedness		
Term loan facilities (b)	1,563.6	1,572.1
Other	2.7	-
Unsecured		
9 ½ % Senior Notes due 2010	147.4	149.9
10 ¾ % Senior Subordinated Notes due 2011 (a)	294.7	299.6
9 ¾ % Senior Subordinated Notes due 2012	589.8	599.8
New Zealand Subordinated Capital Notes	186.1	185.7
Other indebtedness	4.3	6.7
Total non current interest bearing liabilities	2,788.6	2,813.8
(a) Notes payable	309.6	314.9
Unamortized discount	(14.9)	(15.3)
	294.7	299.6

(b) Senior indebtedness as of September 30, 2003 consisted of A$1,657.6 million (equivalent) drawn under the Group's senior credit facilities. As of September 30, 2003, A$94.0 million of this indebtedness is classified as a current liability and A$1,563.6 million as a non current liability. As of September 30, 2003, the Group had no balance outstanding in relation to the revolving facility.

Security Arrangements

Burns Philp and its major asset owning subsidiaries in Australia and certain other jurisdictions have granted security over their assets as security for our senior secured loan facilities, in favor of a security trustee.
The Group has granted security interests to the security trustee in trust for the senior secured lenders by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, a Deed of Debenture Trust dated March 7, 2003, fixed and floating equitable charges granted by Burns Philp and certain Australian subsidiaries (including Goodman Fielder and its Australian subsidiaries), and various other forms of security granted by non-Australian subsidiaries (not including Goodman Fielder's non Australian subsidiaries). Under Australian corporations laws, any guarantees or securities given by Goodman Fielder or its Australian subsidiaries in relation to the facilities could only be given subject to obtaining the approval of Burns Philp's shareholders. This approval was obtained at an Extraordinary General Meeting of Burns Philp held on July 23, 2003. Burns Philp intends for certain of Goodman Fielder's subsidiaries incorporated outside of Australia to become guarantors of these facilities, and to grant security over their assets to secure these facilities to the extent required by the loan agreements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 9. Provisions

	September 30, 2003	June 30, 2003
	(A$million)	
Current		
Employee benefits	51.9	54.1
Business closure and rationalization	57.6	75.7
Workers' compensation (refer note 1(i))	11.7	11.4
Legal claims	27.0	26.9
Other	20.5	27.4
Total current provisions	168.7	195.5
Non current		
Employee benefits	54.4	55.3
Workers' compensation (refer note 1(i))	34.2	34.4
Other	11.1	10.7
Total non current provisions	99.7	100.4

Note 10. Contributed Equity

	September 30, 2003	June 30, 2003
	(A$million)	
Issued and paid-up share capital		
2,031,831,335 (June 2003— 1,780,681,266) ordinary shares, fully paid	880.2	830.0
797,303,360 (June 2003— 797,371,199) converting preference shares, fully paid	233.9	233.9
	1,114.1	1,063.9

Movements since June 30, 2003 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), and share options (2003 Options), have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options since year end	251,082,230	50.2
Conversion of CP Shares since year end	67,839	-
Ordinary shares as of September 30, 2003	2,031,831,335	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 10. Contributed Equity (cont.)

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as of June 30, 2003	797,371,199	233.9
CP Shares converted since year end	(67,839)	-
CP Shares as of September 30, 2003	797,303,360	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Share Options (2003 Options)

	Number of Options
Total number of 2003 Options Issued	1,500,000,000
Exercised as of June 30, 2003	(1,248,428,982)
Issued 2003 Options as of June 30, 2003	251,571,018
Exercised during the quarter	(251,082,230)
Options lapsed on expiry	(488,788)
Issued 2003 Options as of September 30, 2003	-

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998.

The main terms of the 2003 Options were as follows:

1.	Issuer:	Burns, Philp & Company Limited.
2.	Exercise Price:	A$0.20
3.	Exercise Dates:	The holder could have elected to exercise the 2003 Options in whole or in part (in multiples of 100 unless exercising all options held) at any time up until 5.00 pm on August 14, 2003.
4.	Tradeability:	The 2003 Options were quoted on the ASX under code BPCO.
5.	Ranking of shares issued on exercise of Options:	Ordinary shares issued on exercise of 2003 Options ranked in all respects pari passu with the Company's issued ordinary shares.
6.	Rights of Optionholders to participate in any share issue or interest issue of the Company:	A holder of 2003 Options was entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 11. Accumulated Losses

	Quarter ended September 30, 2003
	(A$ million)
Accumulated losses as of June 30, 2003	(96.7)
Net profit attributable to Burns, Philp & Company Limited shareholders	3.6
Dividends declared and paid during the quarter — CP Shares	(4.5)
Accumulated losses as of September 30, 2003	(97.6)

Note 12. Total Equity

Total equity as of June 30, 2003	758.3
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statement of financial performance	0.6
Transactions with Burns, Philp & Company Limited shareholders as owners:	
Contributions of equity (refer note 10)	50.2
Dividends declared and paid during the quarter – CP Shares	(4.5)
Total changes in outside equity interests	0.5
Total equity as of September 30, 2003	805.1

Note 13. Acquisition/Disposal of Controlled Entities

Control was not gained over any entity during the current quarter, or the prior corresponding quarter, having a material effect on profit.

With the sale of the Australasian Terminals Division during the prior corresponding quarter, there was a loss of control over Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in a A$33.4 million gain being brought to account in the prior corresponding quarter's consolidated profit (refer also notes 1(b) and 16).

Note 14. Cash Flow

(a) Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current or prior quarters.

		September 30, 2003	September 30, 2002
		(A$ million)	
(b)	**Reconciliation of cash**		
	Cash assets	98.1	855.9
	Bank overdrafts	(5.4)	(2.2)
	Cash as per statements of cash flows	92.7	853.7

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 15. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares

Classification of securities as potential ordinary shares
The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) Ordinary shares

(b) 2003 Options outstanding (refer note 10 for further details)

(c) CP Shares (refer note 10 for further details)

Earnings reconciliation

	Quarter ended September 30, 2003	Quarter ended September 30, 2002
	(A$ million)	
Net profit attributable to Burns, Philp & Company Limited shareholders	3.6	56.8
Less: CP Shares dividend	(4.5)	(4.5)
Basic earnings/(loss)	(0.9)	52.3
Add: CP Shares dividend	4.5	4.5
Diluted earnings	3.6	56.8
Basic earnings/(loss) comprise:		
Continuing operations	(0.9)	13.5
Discontinued operations (a)	-	38.8
	(0.9)	52.3
Diluted earnings comprise:		
Continuing operations	3.6	18.0
Discontinued operations (a)	-	38.8
	3.6	56.8

(a) Earnings for the quarter ended September 30, 2002 included the A$33.4 million gain on sale of the Australasian Terminals Division *(refer note 1(b)(iii) for further details)*

Weighted average number of shares used as the denominator

	Quarter ended September 30, 2003	Quarter ended September 30, 2002
	Shares (million)	
Number for basic earnings per share	1,903.1	802.8
Adjust for:		
Effect of 2003 Options	94.2	826.7
Effect of CP Shares	797.3	797.4
Number for diluted earnings per share	2,794.6	2,426.9

The potential ordinary shares in incentive plan options (2003 - Nil; 2002 - 0.1 million) have not been included in the calculation of diluted EPS as they are not dilutive.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 16. Discontinued Operations

Terminals and Vinegar business segments

On April 18, 2002 the Board announced its plan to sell the Australasian Terminals Division and the North American Vinegar Division.

Additional financial information in respect of these business segments is set out below:

	Terminals		Vinegar	
A$ million	**2003**	**2002**	**2003**	**2002**
Financial performance information for the quarter ended September 30				
Revenue from ordinary activities	-	7.3	-	23.0
Expenses from ordinary activities	-	(5.6)	-	(19.2)
Segment result (EBIT)	-	1.7	-	3.8
Net interest revenue	-	-	-	-
Profit from ordinary activities before income tax	-	1.7	-	3.8
Income tax expense	-	(0.1)	-	-
Net profit	-	1.6	-	3.8
Financial position information as of September 30				
Total assets	-	-	-	72.8
Total liabilities	-	-	-	7.5
Net assets	-	-	-	65.3
Cash flow information for the quarter ended September 30				
Net cash provided by operating activities	-	3.3	-	6.1
Net cash (used in) investing activities	-	(2.3)	-	(0.4)
Net (decrease)/increase in cash held	-	1.0	-	5.7

On August 7, 2002 the Company announced that it had entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP. The sale was completed on September 18, 2002 (refer also notes 1(b) and 13).

On August 23, 2002 the Company entered into an agreement for the sale of the North American Vinegar Division to Swander Pace Capital L.L.C. for proceeds of A$88 million. The sale was completed on October 9, 2002.

Note 17. Contingent Liabilities

(a) The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$27.0 million has been recognised in the consolidated financial statements as at September 30, 2003. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

(b) On January 8 2003, Goodman Fielder advised in an ASX announcement of recent correspondence from the Australian Taxation Office (ATO). On 24 December 2002, the ATO advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On 26 March 2003, Goodman Fielder announced to the ASX that the ATO had issued amended assessments in respect of the matter, which imposed additional income tax, penalties and interest of approximately A$126.5 million. A tentative arrangement has been made with the ATO to settle the matter for A$53.0 million in tax and penalties subject to final agreement between the parties. A$20.0 million was paid in cash on 4 June 2003 and A$33.0 million has been provided at June 30, 2003 and September 30, 2003.

Note 18. Events Subsequent to Balance Date

No events have occurred subsequent to balance date which would have a material effect on the financial report.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 19. Condensed Consolidating Guarantor Financial Information

In connection with an offer by Burns Philp Capital Pty Limited to sell U.S.$400.0 million of Senior Subordinated Notes due 2012, an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$210.0 million of Senior Subordinated Notes due 2011 (collectively referred to as the "Senior Subordinated Notes") and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$100.0 million of Senior Notes due 2010, Burns, Philp & Company Limited and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited's and Burns Philp Capital (U.S.) Inc.'s obligation to pay principal and interest on the Senior Subordinated Notes and the Senior Notes. The guarantors of the Senior Subordinated Notes and the Senior Notes include Burns, Philp & Company Limited and certain of its wholly owned subsidiaries. The Senior Subordinated Notes and the Senior Notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the Senior Subordinated Notes, subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries.

The following condensed consolidated financial information presents:

(1) Condensed consolidating statements of financial position as of September 30, 2003 and June 30, 2003 and the statements of financial performance for each of the three months ended September, 2003 and 2002 of

- (a) Burns, Philp & Company Limited, the parent;
- (b) Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., the issuers;
- (c) the other guarantor subsidiaries;
- (d) the non-guarantor subsidiaries; and
- (e) the Group on a consolidated basis; and

(2) Adjustments and elimination entries necessary to consolidate Burns, Philp & Company Limited, the parent, with issuer and guarantor and non-guarantor subsidiaries.

For the purposes of this Note, investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non-guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 19. Condensed Consolidating Guarantor Financial Information (cont.)

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments And Eliminations	Consolidated
Condensed consolidating statement of financial performance for three months ended September 30, 2003						
Revenue from sale of goods	-	-	587.9	277.6	-	865.5
Other revenues from ordinary activities	3.6	-	4.7	-	(3.6)	4.7
Total revenue	3.6	-	592.6	277.6	(3.6)	870.2
Costs and expenses:						
Cost of sales	-	-	370.6	173.7	-	544.3
Selling, marketing and distribution	-	-	119.9	48.0	-	167.9
General and administrative	4.2	-	55.9	27.7	(3.6)	84.2
Individually significant items	-	(14.9)	4.2	(1.0)	-	(11.7)
Total costs and expenses	4.2	(14.9)	550.6	248.4	(3.6)	784.7
Operating income	(0.6)	14.9	42.0	29.2	-	85.5
Interest expense	(1.5)	(30.7)	(85.4)	(13.1)	54.0	(76.7)
Interest income	10.3	30.7	14.4	0.4	(54.0)	1.8
Share of net profit of associates accounted for using the equity method	-	-	2.4	0.6	-	3.0
Minority interests	-	-	-	(1.0)	-	(1.0)
Profit/(loss) before income taxes	8.2	14.9	(26.6)	16.1	-	12.6
Income tax benefit/(expense)	-	-	(2.6)	(6.4)	-	(9.0)
Equity in earnings of subsidiaries	(4.6)	-	9.7	1.4	(6.5)	-
Australian GAAP net profit/(loss)	3.6	14.9	(19.5)	11.1	(6.5)	3.6

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments And Eliminations	Consolidated
Condensed consolidating statement of financial performance for three months ended September 30, 2002						
Revenue from sale of goods	—	—	237.3	61.1	—	298.4
Revenue from rendering services	—	—	-	7.0	—	7.0
Other revenues from ordinary activities	12.2	—	5.8	0.5	(12.2)	6.3
Total revenue	12.2	—	243.1	68.6	(12.2)	311.7
Costs and expenses:						
Cost of sales	—	—	130.5	36.8	—	167.3
Cost of services	—	—	-	5.3	—	5.3
Selling, marketing and distribution	—	—	50.8	9.7	—	60.5
General and administrative	4.2	1.0	20.1	5.4	(0.9)	29.8
Individually significant items	—	—	(40.0)	—	—	(40.0)
Total costs and expenses	4.2	1.0	161.4	57.2	(0.9)	222.9
Operating income	8.0	(1.0)	81.7	11.4	(11.3)	88.8
Interest expense	-	(19.0)	(34.3)	(3.4)	22.3	(34.4)
Interest income	1.3	20.3	4.7	1.6	(22.3)	5.6
Share of net profit of associates accounted for using the equity method	—	—	2.2	0.5	—	2.7
Minority interests	—	—	—	(0.8)	—	(0.8)
Profit/(loss) before income taxes	9.3	0.3	54.3	9.3	(11.3)	61.9
Income tax benefit/(expense)	2.3	—	(2.2)	(5.2)	—	(5.1)
Equity in earnings of subsidiaries	45.2	—	6.1	1.5	(52.8)	—
Australian GAAP net profit/(loss)	56.8	0.3	58.2	5.6	(64.1)	56.8

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Note 19. Condensed Consolidating Guarantor Financial Information (cont.)

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of September 30, 2003						
Total current assets	14.3	0.1	590.7	262.9	(27.7)	840.3
Net property, plant and equipment	0.1	-	699.9	401.4	-	1,101.4
Goodwill and other intangibles	-	-	1,541.7	704.1	-	2,245.8
Investments	385.2	-	1,121.4	73.9	(1,520.0)	60.5
Intra-group receivables	476.0	1,181.2	514.0	552.4	(2,723.6)	-
Total other assets	-	41.8	164.9	18.5	-	225.2
Total assets	875.6	1,223.1	4,632.6	2,013.2	(4,271.3)	4,473.2
Total current liabilities	4.7	21.4	523.6	230.7	(27.7)	752.7
Long term debt	-	1,031.9	1,749.8	6.9	-	2,788.6
Other long term liabilities	-	-	97.4	29.4	-	126.8
Intra-group payables	91.8	-	2,170.3	461.5	(2,723.6)	-
Total liabilities	96.5	1,053.3	4,541.1	728.5	(2,751.3)	3,668.1
Australian GAAP shareholders' equity	779.1	169.8	91.5	1,284.7	(1,520.0)	805.1

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2003						
Total current assets	7.5	0.3	291.4	671.8	(37.5)	933.5
Net property, plant and equipment	0.1	-	299.3	815.5	-	1,114.9
Goodwill and other intangibles	-	-	245.4	2,019.9	-	2,265.3
Investments	369.5	-	2,591.0	77.0	(2,979.2)	58.3
Intra-group receivables	424.4	1,204.5	627.3	421.3	(2,677.5)	-
Total other assets	-	42.6	154.8	34.7	-	232.1
Total assets	801.5	1,247.4	4,209.2	4,040.2	(5,694.2)	4,604.1
Total current liabilities	6.2	43.4	314.0	576.9	(37.5)	903.0
Long term debt	-	1,049.3	1,757.8	6.7	-	2,813.8
Other long term liabilities	0.5	-	35.8	92.7	-	129.0
Intra-group payables	62.0	-	2,010.7	604.8	(2,677.5)	-
Total liabilities	68.7	1,092.7	4,118.3	1,281.1	(2,715.0)	3,845.8
Australian GAAP shareholders' equity	732.8	154.7	90.9	2,759.1	(2,979.2)	758.3

Management's Discussion and Analysis of Results of Operations and Financial Condition

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains disclosures which are "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as "may," "will," "projects," "plan," "anticipates," "believes," "expects," "intends" or "continue." Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

- our significant debt levels;
- our ability to incur substantially more debt;
- operating and financial restrictions in our debt agreements;
- the markets in which we operate becoming more competitive;
- risks associated with international operations;
- the possible departure of key executive officers;
- risks associated with having some customers that contribute a significant amount of our revenue;
- the availability of supply sources;
- our acquisition of Goodman Fielder and the additional indebtedness and other liabilities we have incurred in connection with that acquisition;
- our ability to successfully complete and integrate acquisitions, including our acquisition of Goodman Fielder;
- the impact of environmental and other government regulation on our business;
- changes in foreign currency exchange rates;
- changes in accounting practices; and
- changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

Three Month Period Ended September 30, 2003 Compared to Three Month Period Ended September 30, 2002

Overview

Net profit for the three month period ended September 30, 2003, which was our first quarter of fiscal 2004, decreased to A$3.6 million from A$56.8 million in the first quarter of fiscal 2003. The decrease was primarily due to the individually significant gains recorded in the prior corresponding period on the sale of our Terminals business (A$33.4 million) and the sale of a property that was previously the site of our yeast plant in South Yarra, Australia (A$6.6 million), and the impact on earnings of the appreciation of the Australian dollar against the U.S. dollar and other major currencies. The current period also includes a net individually significant gain of A$11.7 million, which is comprised of an A$18.0 million unrealized foreign currency gain and an A$6.3 million expense for additional restructuring costs at Goodman Fielder.

The current quarter also includes the results of our recent business acquisitions, Goodman Fielder and the Fleischmann's yeast and industrial bakery ingredients business in Latin America. As a consequence of these acquisitions, our revenues, cost of goods sold, and selling, general and administrative expenses in the current quarter have increased substantially compared to the prior corresponding period. Additionally, interest expense has increased compared to the prior corresponding quarter, as a consequence of new borrowings arising from our acquisition of Goodman Fielder.

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 183.4% to A$865.5 million for the three month period ended September 30, 2003, from A$305.4 million for the three month period ended September 30, 2002. This increase was principally due the revenue contributed from our recently acquired Goodman Fielder and Fleischmann's Latin American businesses. This was partially offset by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, as well as reduced average prices in our North American industrial yeast business and reduced volumes in our herb and spice businesses.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business in the three month period ended September 30, 2003 increased 42.7% to A$264.2 million from A$185.1 million in the three month period ended September 30, 2002. This increase is primarily due to revenues from Goodman Fielder's Asia Pacific businesses and the Fleischmann's Latin American businesses which are included in the current quarter. This is partially offset by a decline in revenues of approximately A$15.9 million as a result of changes in foreign currency exchange rate movements versus the Australian dollar.

Revenue in North America decreased 24.9% to A$60.3 million in the first quarter of fiscal 2004 from A$80.3 million in the prior corresponding period. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline of approximately A$10.5 million, and the impact of a new competitor, USA Yeast, in industrial yeast which has led to reduced prices and volumes. Whilst our volumes have only marginally decreased, average prices have decreased in the current quarter compared to average prices in the prior corresponding period. Sales volumes in Consumer Yeast were down, primarily due to timing differences as customers increased stocks ahead of a price increase at the last quarter of fiscal 2003. This is likely to reverse in October and November.

Revenue in Europe increased 3.4% to A$40.8 million in the current quarter from A$39.5 million in the prior year period. Revenue in Turkey improved as we have maintained price increases introduced in the last quarter of fiscal 2003. This was partially offset by lower volumes in our yeast extracts business.

Revenue in South America increased 111.3% to A$63.1 million in the three month period ended September 30, 2003 from A$29.8 million in the prior year period. This increase was primarily due to the revenues contributed by the Fleischmann's yeast and industrial bakery ingredients business in Latin America, acquired on October 31, 2002, which contributed revenues of approximately A$29.1 million during the quarter.

Revenue in the Asia Pacific region increased 181.8% to A$100.0 million in the fiscal quarter ended September 30, 2003 from A$35.5 million in the prior year period. This increase was primarily due to the inclusion of the former Goodman Fielder Asia Pacific businesses which now report to our Asia-Pacific management team. These businesses contributed approximately A$64.9 million during the quarter.

Herbs and Spices

Revenue in our herbs and spices business decreased 27.7% to A$64.9 million in the three month period ended September 30, 2003 from A$89.8 million in the prior corresponding period. This decrease in operating revenue was primarily due to reduced volumes to our retail customers, partially due to timing differences. Additionally, the strengthening of the Australian dollar against the U.S. dollar reduced revenue by approximately A$15.5 million.

Goodman Fielder Australia

Revenue from Goodman Fielder Australia, which we acquired in March 2003, was A$393.6 million for the three months ended September 30, 2003. Revenues generated by these businesses are in line with expectations.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand, which we acquired in March 2003, was A$141.9 million for the three months ended September 30, 2003. Revenues generated by Goodman Fielder New Zealand are in line with expectations.

Other

Revenue from other businesses decreased 97.0% to A$0.9 million in the current quarter, compared to A$30.5 million in the prior corresponding period. This decrease was primarily due to the revenues of A$23.0 million and A$7.3 million contributed by our Vinegar and Terminals businesses, respectively, in the prior corresponding period. We sold our Terminals business on September 18, 2002 and our Vinegar business on October 9, 2002.

Operating EBIT

Operating EBIT, which we define as net profit before related income tax, net interest expense and individually significant items, increased 47.9% to A$75.8 million for the three month period ended September 30, 2003 from A$50.7 million for the three month period ended September 30, 2002, reflecting the contributions of our recently acquired Goodman Fielder and Fleischmann's Latin American businesses. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced operating EBIT by approximately A$7.3 million, compared to the prior corresponding quarter.

Yeast and Bakery Ingredients

Operating EBIT in our yeast and bakery ingredients business in the three month period ended September 30, 2003, increased 6.0% to A$37.3 million from A$35.2 million in the three month period ended September 30, 2002.

Operating EBIT in North America decreased 40.9% to A$10.1 million from A$17.1 million in the prior year period. This was primarily due to the depreciation of the U.S. dollar versus the Australian dollar (approximately A$2.5 million) and reduced consumer and industrial yeast volumes and prices, principally arising from the effects of a new competitor, USA Yeast, on our business.

Operating EBIT in Europe increased 30.2% to A$8.2 million from A$6.3 million, primarily due to a return to profitability in Turkey. This was partially offset by lower volumes in our yeast extracts business in Germany. Operating EBIT in our other European operations remained in line with the prior corresponding period.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Cont.)

Operating EBIT in South America increased 71.9% to A$9.8 million in the three month period ended September 30, 2003 from A$5.7 million in the three month period ended September 30, 2002. This was primarily due to the contribution from the Fleischmann's Latin America business acquired in October 2002 (approximately A$2.4 million), as well as improved margins in Argentina and Brazil.

Operating EBIT in Asia Pacific increased 50.8% to A$9.2 million from A$6.1 million, reflecting the contributions from the former Goodman Fielder Asia Pacific businesses which now form part of our Yeast Asia-Pacific operations. These operations contributed approximately A$3.5 million to operating EBIT in Asia-Pacific.

Herbs and Spices

Operating EBIT in our herbs and spices business decreased 55.6% to A$6.3 million in the three month period ended September 30, 2003 from A$14.2 million in the three month period ended September 30, 2002. This decrease was primarily due to reduced volumes to our retail customers, and the impact of the appreciation of the Australian dollar against the U.S. dollar (approximately A$2.5 million).

Goodman Fielder Australia

Operating EBIT in our Goodman Fielder Australia businesses was A$25.1 million for the three month period ended September 30, 2003, which is in line with expectations. Whilst some volume reductions have occurred in our baking business, this impact has been offset by cost saving initiatives, and the flow through effects of our restructuring programs implemented since acquisition in March 2003.

Goodman Fielder New Zealand

Operating EBIT in our Goodman Fielder New Zealand business was A$14.1 million for the three month period ended September 30, 2003, which is in line with expectations.

Individually Significant Items

Net profit for the three months ended September 30, 2003 included net individually significant gains of A$11.7 million. This was comprised of an A$18.0 million unrealized foreign currency gain on the translation into Australian dollar of our U.S. dollar denominated borrowings which are not effectively hedged, offset by A$6.3 million of costs arising from our restructuring of Goodman Fielder.

The prior corresponding period included an A$33.4 million gain on the sale of our Terminals business and an A$6.6 million gain on the sale of land in South Yarra, Australia.

Net Interest Expense and Income Tax

Net interest expense increased 160.1% to A$74.9 million in the three month period ended September 30, 2003 from A$28.8 million in the three month period ended September 30, 2002. The increase was due to the additional interest expense incurred on our new senior secured loan facilities, our U.S.$100.0 million Senior Notes due 2010, our U.S.$210.0 million Senior Subordinated Notes due 2011, and our New Zealand Subordinated Capital Notes.

Income tax expense increased 76.5% to A$9.0 million in the three month period ended September 30, 2003 from A$5.1 million in the three month period ended September 30, 2002. This increase is primarily due to increased profits in countries where we are tax payers, and permanent differences arising from the amortization of intangible assets which generally are not tax deductible.

Net Profit

Primarily as a result of the factors discussed above, our net profit decreased by A$53.2 million, or 93.7%, to A$3.6 million for the three months ended September 30, 2003 from A$56.8 million for the three months ended September 30, 2002.

Developments since September 30, 2003

No events have occurred subsequent to September 30, 2003 which would have a material effect on our financial results or financial position.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2003, 2002 and 2001, as well as for the three month periods ended September 30, 2003 and 2002. This information has been extracted from our audited consolidated financial statements for fiscal 2003 and our unaudited interim consolidated financial statements for the three months ended September 30, 2003.

	Year Ended June 30,			Three Months Ended September 30,	
	2003	2002	2001	2003	2002
			(A$ million)		
Net cash provided by (used in) operating activities	201.5	213.1	118.4	(18.5)	26.6
Net cash provided by (used in) investing activities.	(1,946.7)	(105.8)	(89.8)	(44.8)	74.1
Net cash provided by (used in) financing activities	1,033.8	607.4	(17.5)	(22.8)	(203.6)
Net increase (decrease) in cash held	(711.4)	714.7	11.1	(86.1)	(102.9)

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities, issuance of subordinated notes and, in certain cases, equity raisings and asset sales.

Net cash used in operating activities for the three months ended September 30, 2003 was A$18.5 million compared to A$26.6 million provided by operating activities for the three month period ended September 30, 2002. The decrease was primarily due to A$22.2 million of business restructuring costs paid during the quarter, and an increase in interest paid to A$70.1 million from A$8.0 million in the prior corresponding quarter.

Net cash used in investing activities for the first quarter of fiscal 2004 was a net outflow of A$44.8 million compared with a net inflow of A$74.1 million for the first quarter of fiscal 2003. This was primarily due to the receipt of approximately A$75.5 million from the sale of the Terminals business in the prior corresponding quarter. During the current quarter, we paid A$23.6 million in capital expenditures, and paid an additional A$22.1 million in business acquisition costs related to Goodman Fielder.

Net cash used in financing activities for the first quarter of fiscal 2004 was A$22.8 million compared to A$203.6 million for the corresponding quarter in fiscal 2003. During the current quarter, we received approximately A$50.2 million from the exercise of the remaining options into ordinary shares, and we repaid A$61.0 million of borrowings, primarily our revolving loan facility. In the prior corresponding quarter, we redeemed the outstanding debt bonds for approximately A$181.1 million.

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

Since June 30, 2003, we have continued work on projects to expand the capacity of our yeast plants in South America and Asia, as well as expansion and efficiency projects in our Australian production plants.

Capital Expenditures and Commitments

The following table shows our cash commitments as of September 30, 2003.

	Payments Due by Period as of September 30, 2003				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
			(A$ in millions)		
Contractual Obligations:					
Total debt [1]	2,925.7	122.2	339.9	854.6	1,609.0
Capital lease obligations	-	-	-	-	-
Operating leases	62.9	22.2	24.2	10.8	5.7
Unconditional purchase obligations [2]	13.8	13.8	-	-	-
Total contractual cash obligations	3,002.2	158.2	364.1	865.4	1,614.7

(1) Total debt consists of principal amounts only.

(2) Unconditional purchase obligations consist of capital expenditure obligations.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Cont.)

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, where possible and as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

Interest Rate Risk

We have a significant level of interest bearing debt outstanding. The amount of interest that we are required to pay to our lenders is based upon the amount owed and agreed interest rates, and may vary if interest rates change. As interest rates increase, so does our interest expense. Conversely, if interest rates decrease, interest expense also decreases.

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Our primary exposure is to interest rates in the United States, Australia, Canada, Europe and New Zealand. Our policy is to have no more than 50% of our outstanding debt exposed to movements in interest rates.

At September 30, 2003, we had total interest bearing liabilities outstanding of approximately A$2,910.8 million. Of this amount, A$1,238.8 million was borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness. We also had approximately A$1,672.0 million of interest bearing liabilities outstanding that was borrowed at floating rates. At September 30, 2003, the average floating interest rate was based on bank bill rates plus a credit margin. The weighted average bank bill rate at that date was approximately 4.80%.

At September 30, 2003, we had entered into certain derivative transactions with a face value of A$287.5 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 5.85%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$1,384.5 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1%, our annual interest expense on our interest bearing obligations outstanding at September 30, 2003 would change by A$13.8 million, assuming constant exchange rates. At September 30, 2003, our interest rate swaps had unrealized "mark to market" losses of A$18.4 million.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. Following our acquisition of Goodman Fielder, we have production facilities and sales operations in 39 countries. In addition, we sell products into a large number of additional markets. A significant portion of our revenues, expenditures and cash flows are generated, and our assets and liabilities located, in countries outside Australia. The functional currencies of our major markets outside Australia are the U.S. dollar, the New Zealand dollar, the Euro, the Canadian dollar, the Argentinian peso, the Chinese remimbi and the Brazilian real. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

- Financial reporting,
- Cash flow, and
- Specific transactions.

Financial Reporting

We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. As a result, we believe that movements in exchange rates generally will tend to change our revenues in proportion with our expenditures and our assets in proportion with our liabilities. We believe this serves to reduce the impact of the exchange rate movements on our financial results and position. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. In some jurisdictions, such as China, we are unable to create this natural hedge to the extent we would like, due to the difficulty in borrowing funds in these jurisdictions. We do not enter into any derivative transactions to manage our Australian dollar reported earnings. For the year ended June 30, 2003, we derived approximately 70.2% of our operating revenue from sources outside of Australia. On a proforma basis (reflecting our acquisition of Goodman Fielder as if it had occurred on July 1, 2002), for the year ended June 30, 2003, we would have derived approximately 53.0% of our operating revenue from sources outside Australia.

For the year ended June 30, 2003, we recorded an unrealized foreign exchange gain of A$139.1 million in our operating results. This gain rose from the translation into Australian dollar of our U.S. dollar denominated borrowings which have been used to partially fund our acquisition of Goodman Fielder. We are currently reviewing our foreign currency position.

If foreign currency exchange rates movements caused the Australian dollar to increase by 10%, our operating EBIT for the year ended June 30, 2003 as reported in Australian dollars would have decreased by approximately A$19.6 million.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Cont.)

Cash Flow

As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, we borrow funds in the currencies in which we generate the majority of our cash flows. As a result, movements in exchange rates generally will have a minimal effect on the net cash flow of a specific currency.

Specific Transactions

If a company in our group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of September 30, 2003, our forward foreign exchange contracts had unrealized "mark to market" losses of approximately A$1.6 million.

Commodity Risk

We are a purchaser of certain commodities such as molasses, black pepper, wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. As of September 30, 2003, we had entered into commodity futures contracts to buy approximately 33,881 tonnes of wheat and buy approximately 4,028 tonnes of soybean oil. Maturities on these contracts principally range between one month and twelve months. The commodity prices on each contract range from U.S.$120.15 per tonne to U.S.$146.06 per tonne on wheat contracts and U.S.$423.95 per tonne to U.S.$485.02 per tonne on soybean oil contracts. As of September 30, 2003, we had also entered into commodity options contracts to sell approximately 59,874 tonnes of wheat and buy approximately 1,715 tonnes of soybean oil. Maturities on these contracts principally range between one month and twelve months. The strike prices on each option contract is U.S.$154.32 per tonne on wheat contracts and range from U.S.$396.83 per tonne to U.S.$595.25 per tonne on soybean oil contracts. As of September 30, 2003, our commodity futures contracts had an unrealized "mark to market" gain of approximately A$0.5 million and our commodity options contracts had an unrealized "mark to market" gain of approximately A$0.4 million.

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments

The credit risk on financial assets, excluding investments, of our group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

On a combined basis, after allowing for approximately A$50.0 million sold under the Receivables Purchase Agreement, our two largest customers, which operate in the Australian retail grocery industry, represented approximately 10% of our trade accounts receivable as of September 30, 2003.

Unrecognized Financial Instruments

The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us at September 30, 2003.

Pension Plans

We sponsored seven defined benefit pension plans at June 30, 2003. Our contributions are based on the advice of our plans' actuaries and amounted to A$11.6 million during the year ended June 30, 2003. The weighted average expected rate of return on plan assets at June 30, 2003 was 5.95%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of material additional pension expense.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Cont.)

Taxation

The Group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which our parent company and each of its subsidiaries are domiciled and operate.

In accordance with Australian GAAP, the Group uses the income statement liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the "virtual certainty" test and it is more demanding than the test required under U.S. GAAP, which is usually described as the "more likely than not" test.

Also, while we recognize some future income tax benefit, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are available across different jurisdictions but are primarily Australia and the United States. At June 30, 2003, the total benefit of unrecognized tax losses and timing differences is estimated to be A$296.3 million.

On January 8, 2003, Goodman Fielder advised shareholders in an ASX announcement of recent correspondence from the Australian Taxation office. On December 24, 2002, the Australian Taxation office advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On March 26, 2003, Goodman Fielder announced to ASX that the Australian Taxation office had issued amended assessments in respect of the matter which impose additional income tax, penalties and interest of approximately A$126.5 million. A tentative arrangement has been made with the Australian Taxation office to settle the matter for approximately A$53.0 million in tax and penalties subject to a final agreement between the parties. A$20.0 million was paid in cash to the Australian Taxation office on June 4, 2003 and approximately A$33.0 million has been accrued as of June 30, 2003 and September 30, 2003.

PART II – OTHER INFORMATION

Submission of matters to a vote of Security Holders

On 23 July 2003 the Company held an Extraordinary General Meeting of its ordinary shareholders. The matters voted on and the number of votes cast for, against, abstained or discretionary were determined as follows:

Resolution 1: Special Resolution by listed holding corporation to approve the financial assistance provided by Goodman Fielder and its subsidiaries to BPC1 Pty Limited to acquire shares in Goodman Fielder (section 260 B(2) of the Corporations Act).

The resolution was passed as a special resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,346,626 made up as follows:

• for the resolution	=	234,743,188	votes
• against the resolution	=	964,706	votes
• abstain	=	6,197,834	votes
• discretionary	=	34,440,898	votes
TOTAL	=	276,346,626	votes

Resolution 2: Ordinary Resolution to approve the exercise of Options by Rank (section 611 item 7 of the Corporations Act).

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,240,968 made up as follows:

• for the resolution	=	238,340,361	votes
• against the resolution	=	2,622,935	votes
• abstain	=	703,600	votes
• discretionary	=	34,574,072	votes
TOTAL	=	276,240,968	votes

Resolution 3: Ordinary Resolution to approve the conversion of Converting Preference Shares by Rank (section 611 item 7 of the Corporations Act)

The resolution was passed as an ordinary resolution on a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed in respect of the resolution was 276,240,968 made up as follows:

• for the resolution	=	218,696,215	votes
• against the resolution	=	22,250,838	votes
• abstain	=	713,337	votes
• discretionary	=	34,580,578	votes
TOTAL	=	276,240,968	votes

EXHIBIT 1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended September 30,		Fiscal year ended June 30,				
	2003	2002	2003	2002	2001	2000	1999
	(A$ in million except for ratios)						
Net profit from continuing operations before income taxes and minority interests	13.6	23.8	125.9	101.9	81.8	81.3	55.9
Share of net profit of associates	(3.0)	(2.7)	(11.1)	(10.1)	(12.4)	(11.6)	(10.5)
Dividends received from associates	0.9	0.6	12.7	15.3	8.6	7.8	5.3
	11.5	21.7	127.5	107.1	78.0	77.5	50.7
Fixed charges:							
Borrowing costs	76.7	34.3	174.8	72.9	95.8	90.9	111.9
Estimated interest in rental payments	2.7	0.4	4.0	1.7	2.2	2.1	2.9
Total fixed charges	79.4	34.8	178.8	74.6	98.0	93.0	114.8
Earnings available for fixed charges	90.9	56.6	306.3	181.7	176.0	170.5	165.5
Ratio of earnings to fixed charges	1.14X	1.62X	1.71X	2.44X	1.80X	1.83X	1.44X

Appendix 1 Non-GAAP Financial Measures

We present operating EBIT separately for certain of our operations in this financial report.

We believe that, in addition to net profit, operating EBIT is a useful financial performance measurement for assessing operating performance for our operations as they provide management and investors with an additional basis to evaluate our performance. Operating EBIT is reported to and used by our senior management to evaluate the individual performance of our operations and for other required or discretionary purposes, such as allocating resources, reporting to investors and as a significant component of measuring performance under employee incentive programs. Operating EBIT is not a defined term under either Australian GAAP or U.S. GAAP. Our definition of operating EBIT is net profit before related income tax, net interest expense, and individually significant items.

Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their separate disclosure is relevant in explaining our operating performance over different periods. Individually significant items generally arise from non-operating activities, such as, gains or losses from disposals of discontinued operations, and gains and losses arising from financing activities, or non-recurring restructuring and other charges which significantly affect the earnings of our operations. We exclude individually significant items from operating EBIT because we believe they are non-recurring in nature and will not be reflected in the future earnings from our operations. Additionally, our management excludes these items when evaluating the operating performance of our businesses and allocating resources. In evaluating these measurements, we believe that investors should consider how operating EBIT compares, on a segment basis, to EBIT and, on a consolidated basis, to net profit for the period.

Our method of calculating operating EBIT may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies.

We caution you that these measurements should not be construed as alternatives to net profit under Australian GAAP or U.S. GAAP as an indicator or our operating performance.

The tables below reconcile operating EBIT to net profit.

RECONCILIATION OF NET PROFIT TO OPERATING EBIT AND OPERATING EBITDA BY BUSINESS SEGMENT

A$ million

	Yeast/Bakery					Herbs & Spices	Goodman Fielder		Other	Corporate/ T&D	Consolidated Total
Three months ended September 30, 2003	North America	Latin America	Europe	Asia Pacific	Total		Australia	New Zealand			
Net Profit											3.6
Income tax expense/(benefit)											9.0
Net interest expense											74.9
EBIT	10.1	9.8	8.2	9.2	37.3	6.3	18.8	14.1	0.1	10.9	87.5
Add back/(deduct) individually significant items	-	-	-	-	-	-	6.3	-	-	(18.0)	(11.7)
Operating EBIT	10.1	9.8	8.2	9.2	37.3	6.3	25.1	14.1	0.1	(7.1)	75.8

RECONCILIATION OF NET PROFIT TO OPERATING EBIT AND OPERATING EBITDA BY BUSINESS SEGMENT

A$ million	Yeast/Bakery					Herbs & Spices	Goodman Fielder		Other	Corporate/ T&D	Consolidated Total
Three months ended September 30, 2002	North America	Latin America	Europe	Asia Pacific	Total		Australia	New Zealand			
Net Profit											56.8
Income tax expense/(benefit)											5.1
Net interest expense											28.8
EBIT	17.1	5.7	6.3	12.7	41.8	14.2	-	-	5.5	29.2	90.7
Add back/(deduct) individually significant items	-	-	-	(6.6)	(6.6)	-	-	-	-	(33.4)	(40.0)
Operating EBIT	17.1	5.7	6.3	6.1	35.2	14.2	-	-	5.5	(4.2)	50.7